Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

May 15, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced the unaudited condensed consolidated interim financial results for the Company for the first quarter ending March 31, 2013.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

May 15, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	May 15, 2013
Frankfurt – FMV

First Majestic Reports First Quarter Earnings of $26.5 million on Revenues of $67.1 million

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited condensed interim consolidated financial results for the Company for the first quarter ending March 31, 2013. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2013 FIRST QUARTER HIGHLIGHTS

  Silver ounces produced increased by 33% to 2,437,664 ounces compared to 1,826,803 ounces in Q1 2012
  Silver equivalent ounces produced increased by 36% to 2,731,792 ounces compared to 2,007,219 ounces in Q1 2012
  Net Earnings after Taxes amounted to $26.5 million, a 1% increase from Q1 2012
  Earnings per Share (basic) amounted to $0.23, representing a 9% decrease from Q1 2012
  Cash Flow per share (non-GAAP) of $0.38, representing a 9% increase from Q1 2012
  Adjusted Earnings per Share (non-GAAP) amounted to $0.21 after excluding non-cash and non- recurring items
  Revenues increased 16% to $67.1 million, compared to Q1 2012
  Mine Operating Earnings amounted to $34.6 million, a decrease of 3% from Q1 2012
  Total Production Cost per Tonne was $31.79, an increase of 9% from Q1 2012
  Total Cash Cost, net of by-product credits, was $9.49 per ounce, up 6% compared to Q1 2012
  Average revenue per ounce was $29.63 a decrease of 10% from $32.79 compared to Q1 of 2012
  Substantial budget cuts have been made for 2013 including a 49% reduction in exploration to $12.5 million and a 21% reduction in mine development to $68.2 million equaling a total reduction to capital expenditures of 16% to $162.3 million
  At the end of the quarter, Cash and Cash Equivalents stood at $110.1 million and Working Capital of $108.3 million

2013 FIRST QUARTER HIGHLIGHTS TABLE

	First Quarter	First Quarter
	2013	2012	Change
Operating
Silver Equivalent Ounces Produced	2,731,792	2,007,219	36%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,437,664	1,826,803	33%
Payable Silver Ounces Produced(1)	2,224,819	1,766,160	26%
Total Cash Costs per Ounce(2)	$9.49	$8.96	6%
Total Production Cost per Tonne(2)	$31.79	$29.24	9%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$29.63	$32.79	-10%
Financial
Revenues ($ millions)	$67.1	$57.8	16%
Mine Operating Earnings ($ millions)	$34.6	$35.7	-3%
Net Earnings ($ millions)	$26.5	$26.4	1%
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$44.9	$37.1	21%
Cash and Cash Equivalents ($ millions)	$110.1	$85.3	29%
Working Capital ($ millions)	$108.3	$108.3	0%
Shareholders
Earnings Per Share ("EPS") - Basic	$0.23	$0.25	-9%
Cash Flow Per Share(2)	$0.38	$0.35	9%
Weighted Average Shares Outstanding for the Periods	116,895,218	105,440,048	11%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Keith Neumeyer, President and CEO of First Majestic states, “Despite the recent fall in silver prices we remain committed to aggressively growing our business while at the same time monitoring our investments and our production costs. This year marks a pivotal year for First Majestic with four major expansion projects underway simultaneously. These expansions remain on track and will set the stage for major growth in the coming years. However, we need to be sensitive to the current market conditions and be smart about our use of capital. We are committed as usual to focus on cost reductions and capital optimization without affecting our aggressive growth plans.”

FINANCIAL HIGHLIGHTS

•

Generated revenues of $67.1 million for the first quarter of 2013, a decrease of 6% compared to the fourth quarter of 2012, primarily due to 9% decrease in average realized silver price per ounce. Revenues increased 16% compared to the first quarter of 2012, primarily due to 36% increase in production, partially offset by 10% decrease in average realized silver price per ounce.

•

Generated net earnings of $26.5 million for the first quarter of 2013 (EPS of $0.23), an increase of 19% compared to $22.4 million (EPS of $0.19) in the fourth quarter of 2012, and an increase of 1% compared to $26.4 million (EPS of $0.25) in the first quarter of 2012.

•

Adjusted EPS (a non-GAAP measure) for the first quarter of 2013 was $0.21, after excluding non-cash and non- recurring items which include the realized one-time net gain of $9.1 million as a result of the termination fee from the Orko Silver Corp. arrangement agreement.

•

Cash costs increased 2% from $9.26 in the prior quarter to $9.49 in the first quarter of 2013, primarily due to a 2% increase in the Mexican peso relative to the US dollar on average quarter over quarter. Compared to the first quarter of 2012, cash cost per ounce was 6% higher primarily due to the addition of the La Guitarra mine, and a 3% appreciation of the Mexican peso against the US dollar.

•

Recognized mine operating earnings of $34.6 million compared to $39.5 million in the fourth quarter of 2012, a decrease of 12% due to lower gross margin resulting from a 9% decrease in silver prices, a 2% increase in cash costs, and higher depreciation, depletion and amortization expense related to the increased size of plant, equipment and mineral properties. Mine operating earnings for the quarter decreased 3% compared to the first quarter of 2012, as the 36% increase in production was offset by a 10% decrease in silver prices, 3% appreciation of the Mexican peso, and higher depreciation, depletion and amortization expense.

•

Cash flows from operations before movements in working capital and income taxes in the first quarter of 2013 increased by 4% to $44.9 million ($0.38 per share) compared to $43.2 million ($0.37 per share) in the fourth quarter of 2012, and increased by 21% compared to $37.1 million ($0.35 per share) in the first quarter of 2012.

•

In March 2013, the Company received approval from the Toronto Stock Exchange to repurchase up to 5,848,847 common shares of the Company over the next 12 months through normal course issuer bid in the open market. Since April 1, 2013, the Company has repurchased 115,000 shares for a total consideration of CAD$1.4 million, of which 75,000 shares have been cancelled.

•

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of professional fees, legal and investment banking costs, the Company recognized a gain of $9.1 million in other income.

RECENT DEVELOPMENTS

As reported in February 2013, the Company planned to invest a total of $192.3 million in capital growth projects in 2013, of which $86.2 million was earmarked for mine development and $24.5 million towards exploration. Following the recent decline in silver prices, the Company has re-evaluated its company-wide discretionary capital investments for the first half of 2013 and has made several cuts. If silver prices do not improve prior to the third quarter, further cuts in capital commitments will be made. These current cuts do not affect production guidance for 2013.

The Company has earmarked the following capital expenditure reductions for the first half of 2013:

  Global exploration reduced by $12.0 million to $12.5 million, representing a 49% reduction
  Global mine development reduced by $18.0 million to $68.2 million, representing a 21% reduction
  Total budgeted capital growth requirements including priority construction and expansionary activities at various mines are now $162.3 million, representing a 16% reduction

The revised $162.3 million budget consists of $81.6 million for plant expansions for Del Toro, San Martin, La Guitarra and the underground rail system of La Parrilla and $80.7 million of discretionary exploration and development for all of the Company’s properties. Of the $81.6 million budget for plant expansions, $19.6 million has already been expended and, for the $80.7 million exploration and development budget, $23.7 million has also already been expended as at March 31, 2013. Therefore, remaining planned expenditures is $119.0 million, which includes $62.0 million for committed plant expansion and $57.0 million for discretionary exploration and development for the remainder of the 2013 budget year.

Furthermore, each of the Company’s on-going expansion projects at the Del Toro, La Parrilla, San Martin and La Guitarra Silver mines remain unaffected as a result of these reductions with the La Guitarra mine already ramped up to 500 tpd in the second quarter and the Del Toro and San Martin mines scheduled to ramp up in the third quarter. Therefore, global silver production guidance remains on track to achieve 11.1 to 11.7 million silver ounces or 12.3 to 13.0 million ounces of silver equivalent in 2013. The Company remains well financed with $110.1 million in cash and cash equivalents on hand at the end of the first quarter, allowing all priority construction and expansionary activities to continue on schedule towards achieving the Company’s estimated 2013 annual production growth rate of 40%.

During the first quarter, the Company completed a full implementation of SAP ERP financial and operational reporting software throughout and integrating all 24 of the Company’s head office and various subsidiaries. This investment is expected to provide enhanced and in-depth real-time analytical tools for operational performance and efficient analyses, monitoring of its operations’ cost accounting and various key performance indicators on a company by company basis and on a consolidated basis.

IN SUMMARY

First Majestic experienced another solid quarter of earnings and cash flow due in part to record production of 2,731,792 silver equivalent ounces, an increase of 36% compared to 2,007,219 silver equivalent ounces produced in the first quarter of 2012. Silver production hit record levels during the first quarter with 2,437,664 ounces of silver being produced, representing an increase of 33% compared to 1,826,803 ounces of silver produced in the first quarter of 2012. Cash cost per ounce in the first quarter increased $0.23 or 2% from $9.26 in the fourth quarter of 2012, primarily due to the 2% appreciation of the Mexican peso against the US dollar.

Total ore processed in the quarter reached 730,357 tonnes, an increase of 31% compared to the first quarter of 2012. The increase in milled ore is a direct result of the successful plant expansion at La Parrilla and the additional ore processed at the recently acquired La Guitarra Silver Mine.

The overall average head grade for the first quarter of 2013 was 181 grams per tonne (“g/t”), a 2% increase compared to 177 g/t in the first quarter of 2012 and 3% increase compared to 176 g/t in the fourth quarter of 2012. The increase from the previous quarter was primarily attributed to 15% higher head grades from La Encantada, due to increase in head grades from fresh ore, offset by 11% lower head grades from La Parrilla due to an increase in oxides production from the lower grade open pit. Combined recoveries for all mines in the first quarter were 57% and consistent compared to 57% in the first quarter of 2012 and 58% in the fourth quarter of 2012.

At the Del Toro Silver Mine, the Phase one construction for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on January 23, 2013. Phase two construction, which will include the addition of a 1,000 tpd cyanidation circuit, is now in progress. Phase two start-up is expected by July 1, 2013, at which time, the mill is expected to start ramping up to a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation). The cyanidation circuit construction is progressing well with tanks, foundations for SAG mills and platforms for the Merrill-Crowe having been completed, and tailings filter #1 was fully installed and operational. As of March 31, 2013, 30 shipments totalling 933 dry tonnes of concentrates had been shipped. During the quarter, silver-lead concentrates have contained an average of 34% of lead, 4,875 g/t of silver and 1.3 g/t of gold. Further ongoing daily improvements are underway with a focus on daily tonnage, recoveries, quality of concentrate production and other plant optimizations. During the month of April, 12 additional shipments had been shipped containing 371 dry tonnes of concentrates. Production of Zinc concentrates began in May and eight shipments have been delivered containing 225 dry tonnes of concentrates. The Company remains on schedule for the third and final phase of production (2,000 tpd flotation and 2,000 tpd cyanidation) by the third quarter of 2014, at which time Del Toro is expected to become the Company’s largest producing operation, producing approximately six million ounces of silver per year, with significant amounts of lead and zinc.

At the La Guitarra Silver Mine, the expansion of the processing plant from 350 tpd to 500 tpd was completed in April 2013. This new circuit consisted of the installation of a new ball mill, new flotation cells and related infrastructure. The expansion is expected to increase La Guitarra’s output to approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold. Permitting for a 1,000 tpd cyanidation processing facility is expected to be completed in the next few months with an anticipated commencement of construction in the second half of 2013. At 1,000 tpd throughput from cyanidation, production is anticipated to reach over two million ounces of silver doré production per year when completed.

The Company’s third expansion project at the San Martin Silver Mine is progressing according to plan. The current 950 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and Merrill-Crowe doré production system. The plant operates between 850 to 900 tpd, and a plant expansion is currently underway that will see the production rate increase to a planned throughput of 1,300 tpd. The expansion project is expected to be completed on time and on budget in the third quarter of 2013. The Company is planning to release a new NI 43-101 Technical Report very shortly which will include updated Reserves and Resources from the Rosarios/Huichola areas as well as an economic assessment on the current expansion.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.